Exhibit N

Letter of Intent for Acquisition by Management

Dear Board of Directors,

I, Xiaofeng Ma, Chairman and Chief Executive Officer of ATA Inc. (the “Company”), hereby submit this preliminary letter of intent (the “Letter of Intent”) representing the management of ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”) and myself (collectively, the “Buyer Consortium”, “we” or “us”), for the proposed acquisition of 100% of the equity interest in ATA Online indirectly held by the Company through a direct or indirect equity share purchase (the “Proposed Transaction”).  As of now, the Buyer Consortium beneficially owned approximately 75% of all the outstanding Common Shares of the Company (including ADSs).

We believe the Proposed Transaction is for the best interests of the Company and its shareholders, thus we proposed as follows:

1.              Acquiring Vehicle.  Xiaofeng Ma and the management of ATA Online and other investors that may join the Buyer Consortium; or a holding company incorporated by the Buyer Consortium solely for the purpose of the Proposed Transaction.

2.              Target and Acquisition Structure.  The target is 100% of the equity interest in ATA Online, which is proposed be acquired by direct or indirect equity share purchase.

3.              Purchase Price.  The preliminary offer of purchase price is US$150,000,000, all paid in cash.

4.              Financing Plan.  We plan to use a combination of debt and equity financing to fund the Purchase Price of the Proposed Transaction.  We believe we will be able to obtain sufficient fund in a timely manner to complete the Proposed Transaction.

5.              Procedural Matters.  We believe the Proposed Transaction will bring superior value to the public shareholders of the Company and will be in the best interests of the Company and its shareholders.  As we will be a party to the Proposed Transaction, we understand that the Board of Directors of the Company will establish a special committee to independently evaluate and determine the Proposed Transaction.  It is our expectation that the independent directors of the Board will consider our proposal and the Proposed Transaction comprehensively.

6.              Confidentiality.  We understand the Company will make public announcement on this Letter of Intent or disclose this Letter of Intent to the U.S. Securities and Exchange Commission.  Other than this, we expect all parties to keep the Proposed Transaction in strict confidence before entering into definitive agreement or terminating negotiation, unless otherwise required by the applicable laws or the stock exchange rules.

7.              No Binding Effect.  This Letter of Intent solely represents the Buyer Consortium’s preliminary intent of acquisition, without providing all the terms and conditions necessary for completing the Proposed Transaction. This Letter of Intent shall not be construed as a document having binding effect on any party.  The rights and obligations of each party to the Proposed Transaction shall be subject to the definitive agreement to be entered into by the parties.

8.              Governing Law.  This Letter of Intent shall be governed by and interpreted in accordance with the laws of the State of New York.

We look forward to the successful consummation of the Proposed Transaction.  If you have any question for this Letter of Intent, please feel free to contact us at any time.

Yours truly,

XIAOFENG MA

By:	/s/ Xiaofeng Ma

August 17, 2017